Exhibit 99.1

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022 AND 2021
AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2022
AND

INDEPENDENT AUDITOR’S REPORT

Exhibit 99.1
GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.
acquisition accounting	The acquisition method of accounting for a business combination as prescribed by GAAP, whereby the cost or “acquisition price” of a business combination, including the amount paid for the equity and certain transaction costs, is allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill
AFUDC	Allowance for funds used during construction
AMS	Advanced metering system
Code	The Internal Revenue Code of 1986, as amended
COVID-19	Coronavirus Disease 2019, the disease caused by the novel strain of coronavirus reported to have surfaced in late 2019, which was declared a pandemic by the World Health Organization in March 2020
CP Notes	Unsecured commercial paper notes issued under Oncor’s CP Program, as amended
CP Program	Oncor’s commercial paper program, as amended
Credit Facility
Revolving Credit Agreement, dated as of November 9, 2021, among Oncor, as borrower, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and swingline lender, the fronting banks from time to time parties thereto,  and the other financial institutions party thereto, including Citibank N.A. and Wells Fargo Securities, LLC, as co-sustainability structuring agents, as amended

DCRF	Distribution cost recovery factor
Deed of Trust	Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended
Disinterested Director	Refers to a member of the board of directors of Oncor and Oncor Holdings who is, pursuant to each company’s limited liability company agreement, one of the directors who qualifies as a “disinterested director,” defined as a director who (i) shall be an independent director in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years
EECRF	Energy efficiency cost recovery factor
EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Renamed Sempra Texas Holdings Corp. upon closing of the Sempra Acquisition
ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas
ERISA	Employee Retirement Income Security Act of 1974, as amended
FERC	U.S. Federal Energy Regulatory Commission
Fitch	Fitch Ratings, Inc. (a credit rating agency)
GAAP	Generally accepted accounting principles of the U.S.

Exhibit 99.1

kWh	Kilowatt-hours
LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market
LP&L	Lubbock Power & Light, a municipal electricity utility company owned by the City of Lubbock, Texas
Moody’s	Moody’s Investors Service, Inc. (a credit rating agency)
NAV	Net asset value
Oncor	Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings
Oncor Holdings	Oncor Electric Delivery Holdings Company LLC, the direct majority owner (80.25% equity interest) of Oncor. Oncor Holdings is wholly owned by STIH
Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor
Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor and Oncor’s direct and indirect subsidiaries
OPEB	Other postretirement employee benefits
OPEB Plans	Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former Oncor employees as well as certain eligible current and former employees of former affiliated companies, including Vistra, and their eligible dependents
PFD	Proposal for Decision
PUCT	Public Utility Commission of Texas
PURA	Texas Public Utility Regulatory Act, as amended
REP	Retail electric provider
ROU	Right-of-use
S&P	S&P Global Ratings, a division of S&P Global Inc. (a credit rating agency)
SEC	U.S. Securities and Exchange Commission
Sempra	Sempra Energy, a California corporation doing business as Sempra
Sempra Acquisition	Refers to the transactions pursuant to which Sempra indirectly acquired approximately 80% of Oncor’s membership interests owned indirectly by EFH Corp. and Energy Future Intermediate Holdings Company LLC. The transactions closed March 9, 2018
Sempra Order	Refers to the final order issued by the PUCT in PUCT Docket No. 47675 approving the Sempra Acquisition
Sharyland	Refers to Sharyland Utilities, L.L.C.
SOAH	State Office of Administrative Hearings of Texas

Exhibit 99.1

SOFR	Refers to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate)
STH	Refers to Sempra Texas Holdings Corp., a Texas corporation, which is wholly owned by Sempra and the direct parent of STIH
STIH	Refers to Sempra Texas Intermediate Holding Company LLC, a Delaware limited liability company, which is a wholly owned indirect subsidiary of Sempra and the sole member of Oncor Holdings
Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan, as amended
TCOS	Transmission cost of service
TCRF	Transmission cost recovery factor
Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax
Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by OMERS Administration Corporation (acting through its infrastructure investment entity, OMERS Infrastructure Management Inc.) and GIC Private Limited
U.S.	United States of America
Vistra	Refers to Vistra Corp. and/or its subsidiaries, depending on context
Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra

These consolidated financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. References to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

Exhibit 99.1
INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Member of Oncor Electric Delivery Holdings Company LLC

Opinion

We have audited the consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, membership interests, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued

Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

Exhibit 99.1
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Deloitte & Touche LLP
Dallas, Texas
February 28, 2023

Exhibit 99.1
ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED INCOME
(dollars in millions)

	Years Ended December 31,
	2022	2021	2020
Operating revenues (Note 3)	$5,243	$4764	$4511
Operating expenses:
Wholesale transmission service	1,162	1,039	975
Operation and maintenance (Note 11)	1,055	983	925
Depreciation and amortization	904	820	786
Income taxes (Notes 1, 4 and 11)	201	165	149
Taxes other than amounts related to income taxes	561	555	538
Total operating expenses	3,883	3,562	3,373
Operating income	1,360	1,202	1,138
Other deductions and (income) – net (Note 12)	20	31	33
Nonoperating income tax expenses (benefits) (Note 4)	2	(2)	(3)
Interest expense and related charges (Note 12)	445	413	405
Net income	893	760	703
Net income attributable to noncontrolling interests	(179)	(152)	(141)
Net income attributable to Oncor Holdings	$714	$608	$562

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
(dollars in millions)

	Years Ended December 31,
	2022	2021	2020
Net income	$893	$760	$703
Other comprehensive income (loss):
Cash flow hedges – derivative value net gain (loss) recognized in net income (net of tax expense (benefit) of $1, $1 and ($5)) (Notes 1 and 8)	2	3	(21)
Defined benefit pension plans (net of tax expense (benefit) of ($5), $3 and $2) (Notes 8 and 10)	(22)	10	7
Total other comprehensive income (loss)	(20)	13	(14)
Comprehensive income	873	773	689
Comprehensive income attributable to noncontrolling interests	(172)	(156)	(139)
Comprehensive income attributable to Oncor Holdings	$701	$617	$550

See Notes to Financial Statements.

Exhibit 99.1
ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED CASH FLOWS
(dollars in millions)

	Years Ended December 31,
	2022	2021	2020
Cash flows – operating activities:
Net income	$893	$760	$703
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization, including regulatory amortization	985	901	866
Deferred income taxes – net	53	78	47
Other – net	(13)	(1)	(1)
Changes in operating assets and liabilities:
Accounts receivable – trade	(138)	37	(78)
Inventories	(32)	(27)	4
Accounts payable – trade	45	27	(29)
Regulatory assets – deferred revenues (Note 2)	120	(46)	33
Regulatory assets – self-insurance reserve (Note 2)	(198)	(118)	(14)
Other – assets	16	(9)	(64)
Other – liabilities	136	56	58
Cash provided by operating activities	1,867	1,658	1,525
Cash flows – financing activities:
Issuances of long-term debt (Note 6)	3,950	2,090	1,810
Repayments of long-term debt (Note 6)	(2,732)	(1,290)	(1,164)
Net increase (decrease) in short-term borrowings (Note 5)	(17)	145	24
Capital contributions from members (Note 8)	340	566	632
Capital contribution from noncontrolling interests (Note 9)	84	139	156
Distributions to members (Note 8)	(340)	(673)	(286)
Distributions to noncontrolling interests (Note 9)	(84)	(166)	(70)
Debt discount, premium, financing and reacquisition costs – net	(31)	(9)	(54)
Cash provided by financing activities	1,170	802	1,048
Cash flows – investing activities:
Capital expenditures (Note 12)	(3,049)	(2,497)	(2,540)
Expenditures for third party in joint project	(2)	(67)	(96)
Reimbursement from third party in joint project	6	99	66
Proceeds from sales of non-utility properties	21	–	–
Other – net	31	32	20
Cash used in investing activities	(2,993)	(2,433)	(2,550)
Net change in cash, cash equivalents and restricted cash	44	27	23
Cash, cash equivalents and restricted cash – beginning balance	54	27	4
Cash, cash equivalents and restricted cash – ending balance	$98	$54	$27

See Notes to Financial Statements.

Exhibit 99.1

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
CONSOLIDATED BALANCE SHEETS
(dollars in millions)

	At December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$10	$11
Restricted cash, current (Note 1)	16	13
Trade accounts receivable – net (Note 12)	884	738
Income taxes receivable from member (Note 11)	–	5
Materials and supplies inventories – at average cost	204	171
Prepayments and other current assets	109	101
Total current assets	1,223	1,039
Restricted cash, noncurrent (Note 1)	72	30
Investments and other property (Note 12)	137	155
Property, plant and equipment – net (Note 12)	25,203	22,954
Goodwill (Notes 1 and 12)	4,628	4,628
Regulatory assets (Note 2)	1,502	1,547
Operating lease ROU and other assets (Notes 3 and 7)	161	167
Total assets	$32,926	$30,520

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 5)	$198	$215
Long-term debt due currently (Note 6)	100	882
Trade accounts payable (Note 11)	536	441
Income taxes payable to members (Note 11)	41	24
Accrued taxes other than income taxes	277	286
Accrued interest	97	89
Operating lease and other current liabilities (Note 7)	330	283
Total current liabilities	1,579	2,220
Long-term debt, less amounts due currently (Note 6)	11,128	9,150
Accumulated deferred income taxes (Notes 1, 4 and 11)	1,517	1,429
Regulatory liabilities (Note 2)	3,014	2,876
Employee benefit obligations (Note 10)	1,394	1,503
Operating lease and other obligations (Notes 3 and 12)	352	323
Total liabilities	18,984	17,501
Commitments and contingencies (Note 7)
Membership interests (Note 8):
Capital account	10,908	10,194
Accumulated other comprehensive loss	(107)	(91)
Oncor Holdings membership interests	10,801	10,103
Noncontrolling interests in subsidiary	3,141	2,916
Total membership interests	13,942	13,019
Total liabilities and membership interests	$32,926	$30,520
See Notes to Financial Statements.

Exhibit 99.1
ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS
(dollars in millions)

	Years Ended December 31,
	2022	2021	2020
Oncor Holdings Membership Interests (Note 8)
Capital account:
Balance at beginning of period	$10,194	$9,701	$8,793
Net income attributable to Oncor Holdings	714	608	562
Distributions to members	(340)	(673)	(286)
Capital contributions from members	340	566	632
Conversion of tax receivable from members to equity	-	(8)	–
Balance at end of period	10,908	10,194	9,701
Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(91)	(102)	(92)
Net effects of cash flow hedges (net of tax expense (benefit) of $1, $1 and ($4))	2	2	(16)
Defined benefit pension plans (net of tax benefit of $5, $0 and $0)	(18)	9	6
Balance at end of period	(107)	(91)	(102)
Oncor Holdings membership interests at end of period	$10,801	$10,103	$9,599

Noncontrolling interests in subsidiary (Note 9):
Balance at beginning of period	2,916	2,737	2,473
Net income attributable to noncontrolling interests	179	152	141
Distributions to noncontrolling interests	(84)	(166)	(70)
Equity contribution from noncontrolling interests	84	139	156
Change related to future tax distributions from Oncor	50	51	39
Net effects of cash flow hedges (net of tax expense (benefit) of $0, $0 and ($1))	–	1	(4)
Defined benefit pension plans (net of tax of $0, $0 and $0)	(4)	2	2
Noncontrolling interests in subsidiary at end of period	$3,141	$2,916	$2,737

Total membership interests at end of period	$13,942	$13,019	$12,336

See Notes to Financial Statements.

Exhibit 99.1
ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. See “Glossary” for the definition of terms and abbreviations.

We are a Dallas, Texas-based holding company whose financial statements are comprised almost entirely of the operations of our direct, majority (80.25%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through its electrical systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. Oncor’s transmission and distribution rates are regulated by the PUCT and certain cities, and in certain limited instances, by the FERC. Oncor is not a seller of electricity, nor does Oncor purchase electricity for resale. Oncor Holdings is indirectly and wholly owned by Sempra. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Ring-Fencing Measures

Since 2007, various ring-fencing measures have been taken to enhance the credit quality of Oncor and Oncor Holdings and the separateness between the Oncor Ring-Fenced Entities and entities with ownership interests in Oncor or Oncor Holdings. These ring-fencing measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of the Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. These measures include the November 2008 sale of 19.75% of Oncor’s equity interests to Texas Transmission.

In March 2018, Sempra indirectly acquired Oncor Holdings after obtaining various approvals, including PUCT approval through the Sempra Order, which outlines certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor or Oncor Holdings, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor and Oncor Holdings, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions.

None of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings.

Oncor and Oncor Holdings are each a limited liability company governed by a board of directors, not its members. The Sempra Order and Oncor’s limited liability company agreement require that the board of directors of Oncor consist of thirteen members, constituted as follows:

•seven Disinterested Directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;
•two members designated by Sempra (through Oncor Holdings);
•two members designated by Texas Transmission; and
•two current or former officers of Oncor (each, an Oncor Officer Director), currently Robert S. Shapard and E. Allen Nye, Jr., who are Oncor’s Chairman of the board of directors and Chief Executive, respectively.

Exhibit 99.1
Until March 9, 2028, in order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, the officer cannot have worked for Sempra or any of its subsidiaries or affiliated entities (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to the date on which the officer first became employed by Oncor. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, subject to approval by a majority of the Oncor board of directors.

The Sempra Order and our limited liability company agreement require that the board of directors of Oncor Holdings consist of eleven members, made up of six Disinterested Directors, two current or former officers of Oncor Holdings (currently Mr. Shapard and Mr. Nye) and two members designated by Sempra (through STIH).

In addition, the Sempra Order provides that the boards of directors of each of Oncor and Oncor Holdings cannot be overruled by the board of directors of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of members of the board of directors, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the boards of directors of each of Oncor and Oncor Holdings must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board of director positions on Oncor’s board of directors that Texas Transmission is entitled to appoint will be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order and the limited liability company agreements of Oncor and Oncor Holdings to ring-fence Oncor and Oncor Holdings from their owners include, among others:

•A majority of the Disinterested Directors of Oncor and the directors designated by Texas Transmission that are present and voting (of which at least one must be present and voting) must approve any Oncor annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;
•Oncor and Oncor Holdings may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its Disinterested Directors determines that it is in the best interests of Oncor and Oncor Holdings, as applicable, to retain such amounts to meet expected future requirements;
•At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;
•If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;
•Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the membership interests of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;
•Neither Oncor nor Oncor Holdings will lend money to, borrow money from or share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;
•There must be maintained certain “separateness measures” that reinforce the legal and financial separation of Oncor and Oncor Holdings from their owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings pledging Oncor assets or membership interests for any entity other than Oncor; and
•Until March 9, 2023, Sempra must hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings, unless otherwise specifically authorized by the PUCT.

Exhibit 99.1
Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. All dollar amounts in the financial statements and tables in the notes are stated in U.S. dollars in millions unless otherwise indicated. Subsequent events have been evaluated through the date these consolidated financial statements were issued.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Revenue Recognition

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. See Note 3 for additional information regarding revenues.

Interest Rate Derivatives, Hedge Accounting and Mark-to-Market Accounting

Oncor is exposed to interest rates primarily as a result of its current and expected use of financing. Oncor may, from time to time, utilize interest rate derivative instruments typically designated as cash flow hedges, to lock in interest rates in anticipation of future financings. Oncor may designate an interest rate derivative instrument as a cash flow hedge if it effectively converts anticipated cash flows associated with interest payments to a fixed dollar amount. Designating interest rate derivative instruments as cash flow hedges is dependent on the business context in which the instrument is being used, the effectiveness of the instrument in offsetting the risk that the future cash flows of interest payments may vary, and other criteria. In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income (loss). Amounts remain in accumulated other comprehensive income (loss) and are reclassified into net income as the interest expense on the related debt affects net income.

The fair value of an interest rate derivative instrument is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income if the criteria for cash flow hedge accounting are not met or if the instrument is not designated as a cash flow hedge. This recognition is referred to as “mark-to-market” accounting.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually on October 1 and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

For our annual goodwill impairment testing, we generally have the option to directly perform a quantitative assessment or first make a qualitative assessment of whether it is more likely than not that our enterprise fair value is less than our enterprise carrying book value before applying the quantitative assessment. If we elect to perform the qualitative assessment, we evaluate relevant events and circumstances, including but not limited to, macroeconomic conditions, industry and market considerations, cost factors and our overall financial performance. If, after assessing these qualitative factors, we determine that it is more-likely-than-not that our estimated enterprise fair value is less than our enterprise carrying book value, then we perform a quantitative assessment. If, after performing the quantitative assessment, we determine that goodwill is impaired, we record the amount of goodwill impairment as the excess of enterprise carrying book value over estimated enterprise fair value, not to exceed the carrying amount of goodwill.

Exhibit 99.1
For our annual goodwill impairment testing in 2022, we elected to perform a quantitative assessment of goodwill as of October 1, 2022. We estimated our enterprise fair value by weighting results from a market-based approach and an income-based approach. Key assumptions in the valuation methodologies for goodwill included terminal value, discount rates, and comparable multiples from publicly traded companies in our industry. Based on our analysis, we determined that our estimated enterprise fair value was in excess of our enterprise carrying book value, indicating none of our goodwill was impaired and no impairment was recognized in 2022. For our annual goodwill impairment testing in 2021, we elected to perform a qualitative assessment of goodwill as of October 1, 2021 and concluded that an estimated enterprise fair value was more likely than not greater than our enterprise carrying book value. As a result, no additional testing for impairment was required and no impairment was recognized in 2021.

Goodwill totaling $4.628 billion was reported on our balance sheet at both December 31, 2022 and 2021.

Income Taxes

Oncor is a partnership for US federal income tax purposes. Our tax sharing agreement with Oncor and STH, as successor to EFH Corp., includes Texas Transmission. The tax sharing agreement provides for the calculation of tax liability substantially as if we and Oncor file our own income tax returns, and requires tax payments to members determined on that basis (without duplication for any income taxes paid by our subsidiaries). Deferred income taxes are provided for temporary differences between our book and tax bases of assets and liabilities.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. The accounting guidance for rate-regulated enterprises requires the recognition of regulatory assets or liabilities if it is probable such deferred tax amounts will be recovered from, or returned to customers in future rates. Investment tax credits are amortized to income over the estimated lives of the related properties.

We classify any interest and penalties expense related to uncertain tax positions as current income taxes as discussed in Note 4.

Defined Benefit Pension Plans and OPEB Plans

Oncor has liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and OPEB Plans that offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. Costs of pension and OPEB Plans are dependent on numerous factors, assumptions and estimates. See Note 10 for additional information regarding pension and OPEB Plans.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Property, plant and equipment is stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and AFUDC.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. Accrued removal costs in excess of incurred removal costs are reclassified as a regulatory liability to retire assets in the future.

Regulatory Assets and Liabilities

Oncor is subject to rate regulation and Oncor’s financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject

Exhibit 99.1
to PUCT review for reasonableness. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 2 for more information regarding regulatory assets and liabilities.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are a principal component of taxes other than amounts related to income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The interest portion of capitalized AFUDC is accounted for as a reduction to interest expense and the equity portion of capitalized AFUDC is accounted for as other income. See Note 12 for detail of amounts reducing interest expense and increasing other income.

Cash, Cash Equivalents and Restricted Cash

For purposes of reporting cash and cash equivalents, highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the Consolidated Balance Sheets to the sum of such amounts reported on the Statements of Consolidated Cash Flows:

	At December 31,
	2022	2021
Cash, cash equivalents and restricted cash
Cash and cash equivalents	$10	$11
Restricted cash, current (a)	16	13
Restricted cash, noncurrent (a)	72	30
Total cash, cash equivalents and restricted cash on the Statements of Consolidated Cash Flows	$98	$54
____________
(a)Restricted cash represents amounts deposited with Oncor for customer advances for construction that are subject to return in accordance with PUCT rules, ERCOT requirements or Oncor’s tariffs relating to generation interconnection and construction and/or extension of electric delivery system facilities. Oncor maintains these amounts in a separate escrow account.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension plans’ and OPEB Plans’ trusts (see Note 10) and long-term debt (see Note 6).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

Exhibit 99.1
We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.
•Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the NAV per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy.

Contingencies

Our financial results may be affected by judgments and estimates related to contingencies. For loss contingencies, we accrue the loss if an event has occurred on or before the balance sheet date, and:

•information available through the date we file our financial statements indicates it is probable that a loss has been incurred, given the likelihood of uncertain future events; and
•the amount of the loss can be reasonably estimated.

  We do not accrue contingencies that might result in gains. We continuously assess contingencies for litigation claims, environmental remediation and other events. See Note 7 for a discussion of contingencies.

Exhibit 99.1
2.    REGULATORY MATTERS

Regulatory Assets and Liabilities

Oncor is subject to rate regulation and its financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates.

Components of Oncor’s regulatory assets and liabilities and their remaining recovery periods as of December 31, 2022 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	At December 31,
	December 31, 2022	2022	2021
Regulatory assets:
Employee retirement liability (a)(b)(c)	To be determined	$157	$328
Employee retirement costs being amortized	5 years	158	193
Employee retirement costs incurred since the last base rate review period (b)	To be determined	91	99
Self-insurance reserve (primarily storm recovery costs) being amortized	5 years	181	223
Self-insurance reserve incurred since the last base rate review period (primarily storm related) (b)	To be determined	571	373
Debt reacquisition costs	Lives of related debt	15	19
Under-recovered AMS costs	5 years	107	128
Energy efficiency program performance bonus (a)	1 year or less	28	31
Wholesale distribution substation service (b)	To be determined	97	75
Unrecovered expenses related to COVID-19 (b)	To be determined	37	35
Recoverable deferred income taxes	Various	25	16
Uncollectible payments from REPs (b)	To be determined	8	9
Other regulatory assets	Various	27	18
Total regulatory assets		1,502	1,547

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,431	1,348
Excess deferred taxes	Primarily over lives of related assets	1,375	1,442
Over-recovered wholesale transmission service expense (a)	1 year or less	101	7
Unamortized gain on reacquisition of debt	Lives of related debt	25	26
Employee retirement costs over-recovered since last base rate review period (b)	To be determined	60	39
Other regulatory liabilities	Various	22	14
Total regulatory liabilities		3,014	2,876
Net regulatory assets (liabilities)		$(1,512)	$(1,329)
____________
(a)Not earning a return in the regulatory rate-setting process.

Exhibit 99.1
(b)Recovery/refund is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(c)Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

Base Rate Review (PUCT Docket No. 53601)

In May 2022, following an extension approved by the PUCT, Oncor filed a request for a base rate review with the PUCT and the 209 cities in Oncor’s service territory that have retained original jurisdiction over rates. The base rate review test year is based on calendar year 2021 results with certain adjustments. The base rate review includes a request for an average increase over test year adjusted annualized revenue of 4.5%, and, if approved as requested, would result in an aggregate annualized revenue increase of approximately $251 million. The base rate review also requests a revised regulatory capital structure ratio of 55% debt to 45% equity and an authorized return on equity of 10.3%. Oncor’s current authorized regulatory capital structure ratio is 57.5% debt to 42.5% equity and Oncor’s current authorized return on equity is 9.8%.

A hearing on the merits was held before SOAH from September 26, 2022 to October 4, 2022, and a PFD was issued by the SOAH administrative law judges to the PUCT for its consideration on December 28, 2022. The PFD initially recommended a $397 million reduction to Oncor’s requested annualized base rate revenue requirement, which would be a $146 million reduction to test year adjusted annualized revenue. The PFD also included recommendations for a return on equity of 9.3%, continuation of Oncor’s existing 57.5% debt to 42.5% equity capital structure, disallowances of various items included in rate base, as well as other modifications to Oncor’s base rate review requests. On January 19, 2023, PUCT Staff filed an errata memorandum indicating that the number run model relied upon by the PFD included a $680 million accumulated depreciation reallocation error. On February 9, 2023, the administrative law judges filed an exceptions letter indicating that they agreed that this and certain other number-running corrections and any associated flow-through adjustments should be adopted. Oncor believes the impact of the number-running errors results in an unwarranted reduction to Oncor's rate base that drives $51 million of the proposed annualized revenue decrease reflected in the PFD. Oncor further believes that the correction of the accumulated depreciation reallocation number running error will revise the PFD’s recommendation to a $346 million reduction to Oncor’s requested annualized base rate revenue, which would be a $95 million decrease to Oncor’s test year adjusted annualized revenue.

On January 24, 2023, Oncor filed Exceptions to the Proposal for Decision (Exceptions) explaining why Oncor disagree with certain recommendations of the SOAH administrative law judges in the PFD. Other intervening parties in the proceeding filed Exceptions as well, and on February 1, 2023, Oncor filed a Reply to Exceptions addressing points in those intervenor Exceptions. Resolution of the base rate review requires issuance of a final order by the PUCT, which is expected around the end of the first quarter of 2023, with new rates going into effect following approval of tariffs reflecting that order. We cannot predict whether or to what extent Oncor’s requests in the base rate review will be approved or what the ultimate impact of the proceeding will be on Oncor’s or our results of operations, financial condition, liquidity, or cash flows.

DCRF Good Cause Exception Request (PUCT Docket No. 54648)

On February 13, 2023, Oncor filed an application with the PUCT requesting that it grant certain exceptions to the DCRF application filing requirements, including extending the filing deadline, due to the timing of Oncor’s pending base rate review. Oncor requested that Oncor’s April 8, 2023 deadline for filing a DCRF application for eligible distribution investments placed into service during 2022 be extended until at least May 31, 2023.

3. REVENUES

General

Oncor’s revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the volumes delivered can be directly measured, Oncor revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. Oncor recognizes revenue in the amount that it has the right to invoice. Substantially all of Oncor’s revenues are from contracts with customers except for alternative revenue program revenues discussed below.

Exhibit 99.1
Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF and EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing Oncor to earn energy efficiency program performance bonuses by exceeding PURA-mandated energy efficiency program targets. This incentive program and the related performance bonus revenues are considered an “alternative revenue program” under GAAP. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year. The PUCT approved annual energy efficiency program performance bonuses for Oncor of $28 million and $31 million that Oncor recognized in revenues in 2022 and 2021, respectively.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff:

	Years Ended December 31,
	2022	2021	2020
Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$2,447	$2,217	$2,156
Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	944	879	803
Billed to REPs serving Oncor distribution customers, through TCRF	528	479	446
Total transmission base revenues	1,472	1,358	1,249
Other miscellaneous revenues	112	104	87
Total revenues contributing to earnings	4,031	3,679	3,492

Revenues collected for pass-through expenses:
TCRF – third-party wholesale transmission service	1,162	1,039	975
EECRF	50	46	44
Revenues collected for pass-through expenses	1,212	1,085	1,019
Total operating revenues	$5,243	$4,764	$4,511

Customers

At December 31, 2022, Oncor’s distribution business customers primarily consist of over 100 REPs that sell the electricity that Oncor distributes to consumers in Oncor’s certificated service area. The consumers of the electricity that Oncor delivers (other than ultimate end-use customers served by an electric cooperative or a municipally-owned utility) are free to choose their electricity supplier from REPs who compete for their business. Oncor’s transmission base revenues are collected from load serving entities benefitting from Oncor’s transmission system. Oncor’s transmission business customers consist of municipally-owned utilities, electric cooperatives and other distribution companies. Revenues from REP subsidiaries of Oncor’s two largest customers collectively represented 26% and 24%, respectively, of its total operating revenues for the year ended 2022, 25% and 23%, respectively, of Oncor’s total operating revenues for the year ended 2021 and 25% and 18%, respectively, of its total operating revenues for the year ended 2020. No other customer represented more than 10% of Oncor’s total operating revenues.

Exhibit 99.1

Variability

Our revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment of customer billings is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are recoverable as a regulatory asset.

Pass-through Expenses

Revenue equal to expenses that are allowed to be passed-through to customers (primarily third-party wholesale transmission service and energy efficiency program costs) are recognized at the time the expense is recognized. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates Oncor charges customers are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

Exhibit 99.1
4. INCOME TAXES

Components of Deferred Income Taxes

The components of our deferred income taxes not attributable to noncontrolling interests are provided in the table below.

	At December 31,
	2022	2021
Deferred Tax Assets:
Section 704c income	$235	$223
Total	235	223
Deferred Tax Liabilities:
Partnership outside basis difference	85	85
Basis difference in partnership	1,667	1,567
Total	1,752	1,652
Deferred tax liability - net	$1,517	$1,429

Income Tax Expenses (Benefits)

The components of our income tax expenses (benefits) are as follows:

	Years Ended December 31,
	2022	2021	2020
Reported in operating expenses:
Current:
U.S. federal	$136	$79	$101
State	27	24	22
Deferred U.S. federal	39	63	27
Amortization of investment tax credits	(1)	(1)	(1)
Total reported in operating expenses	201	165	149
Reported in other income and deductions:
Current U.S. federal	(12)	(18)	(23)
Deferred U.S. federal	14	16	20
Total reported in other income and deductions	2	(2)	(3)
Total provision for income taxes	$203	$163	$146

Exhibit 99.1
Reconciliation of income taxes computed at the U.S. federal statutory rate to income taxes:

	Years Ended December 31,
	2022	2021	2020
Income before income taxes	$1,096	$923	$849
Income taxes at the U.S. federal statutory rate of 21%	$230	$194	$178
Amortization of investment tax credits – net of deferred tax effect	(1)	(1)	(1)
Amortization of excess deferred taxes	(52)	(52)	(52)
Texas margin tax, net of federal tax benefit	22	19	18
Nontaxable gains on benefit plan investments	–	(3)	(2)
Other	4	6	5
Income tax expense	$203	$163	$146
Effective rate	18.5%	17.7%	17.2%

At December 31, 2022 and 2021, net amounts of $1.517 billion and $1.429 billion, respectively, were reported in the balance sheets as accumulated deferred income taxes. These amounts include $1.667 billion and $1.567 billion, respectively, related to our investment in Oncor. Additionally, we had net deferred tax assets of $150 million and $138 million, related to our outside basis differences in Oncor at December 31, 2022 and 2021, respectively, and none related to our other temporary differences.

Accounting For Uncertainty in Income Taxes

The statute of limitations is open for the Oncor partnership tax returns for the years beginning after December 31, 2018. Oncor filed a refund claim for the tax year ending December 31, 2018, but the tax year is closed for new issues. Texas margin tax returns are still open for examination for tax years beginning after 2017. Oncor is not a member of any consolidated federal tax group and assess Oncor’s liability for uncertain tax positions in Oncor’s partnership returns.

Oncor had approximately $1 million and $495,000 of uncertain tax positions at December 31, 2022 and December 31, 2021, respectively. Noncurrent liabilities included negligible amounts of accrued interest related to uncertain tax positions at December 31, 2022 and December 31, 2021. There were negligible amounts recorded related to interest and penalties in the years ended December 31, 2022 and 2021, respectively, and none in the year ended December 31, 2020. The federal income tax benefit on the interest accrued on uncertain tax positions, if any, is recorded as liability in lieu of deferred income taxes.

Exhibit 99.1
5.     SHORT-TERM BORROWINGS

    Oncor Holdings (parent) is prohibited in its limited liability company agreement from directly incurring indebtedness for borrowed money. The following table reflects Oncor’s outstanding short-term borrowings and available unused credit under the Credit Facility and CP Program at December 31, 2022 and 2021:

	At December 31,
	2022	2021
Total credit facility borrowing capacity	$2,000	$2,000
Credit facility outstanding borrowings	–	–
Commercial paper outstanding (a)	(198)	(215)
Letters of credit outstanding (b)	–	(8)
Available unused credit	$1,802	$1,777
____________
(a)The weighted average interest rates for commercial paper were 4.58% and 0.30% at December 31, 2022 and December 31, 2021, respectively. All outstanding CP Notes at December 31, 2022 and December 31, 2021 had maturity dates of less than one year.
(b)The interest rate on the outstanding letters of credit at December 31, 2021 was 1.20% based on Oncor’s credit ratings.

Credit Facility

At December 31, 2022, Oncor had a $2.0 billion unsecured Credit Facility that may be used for working capital and other general corporate purposes, and issuances of letters of credit. Oncor’s CP Program obtains liquidity support from the Credit Facility. The Credit Facility, which was entered into in November 2021 and extended in November 2022 by amendment, has a maturity date of November 9, 2027. Oncor has the option to request one additional 1-year extension. Oncor also has the option to request an increase in Oncor’s borrowing capacity of up to $400 million in $100 million minimum increments, provided certain conditions set forth in the Credit Facility are met, including lender approvals. Borrowings under the Credit Facility, if any, are classified as short-term on the balance sheet.

The amendment to the Credit Facility in November 2022 also replaced the LIBOR-based interest rates with interest rates based on SOFR, subject to adjustments as specified therein. Borrowings under the Credit Facility bear interest at a per annum rate equal to, at Oncor’s option, (i) term SOFR for the interest period relevant to such borrowing plus an adjustment of 0.10% (the SOFR Adjustment) plus an applicable margin of between 0.875% and 1.50%, depending on certain credit ratings assigned to Oncor, or (ii) an alternate base rate (equal to the greatest of (1) the prime rate as quoted by The Wall Street Journal on such date, (2) the greater of the federal funds effective rate or the overnight bank funding rate, plus 0.50%, and (3) term SOFR for a one month interest period on such date, plus the SOFR Adjustment plus 1.0%) plus, in each case, an applicable margin of between 0.00% and 0.50%, depending on certain credit ratings assigned to Oncor’s debt. The Credit Facility also provides for an alternative rate of interest upon the occurrence of certain events related to the current benchmark.

A commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate per annum equal to between 0.075% and 0.225%, depending on certain credit ratings assigned to Oncor, of the commitments under the Credit Facility. Letter of credit fees under the Credit Facility are payable quarterly in arrears and upon termination at a rate per annum equal to the applicable margin for adjusted term SOFR under the Credit Facility. Fronting fees in an amount as separately agreed by Oncor and any fronting bank that issues a letter of credit are also payable quarterly in arrears and upon termination to each such fronting bank.

The Credit Facility includes sustainability-linked pricing metrics related to specific environmental and employee health and safety sustainability objectives. The Credit Facility provides that the applicable margin and commitment fee may be increased, decreased or have no change depending on Oncor’s annual performance on the two sustainability-linked pricing metrics set forth in the Credit Facility. The maximum pricing adjustment in any given year is +/- 0.01% on the commitment fee and +/- 0.05% on the applicable margin.

The Credit Facility requires that Oncor maintain a maximum consolidated senior debt to consolidated total capitalization ratio of 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2022, Oncor was in compliance with these covenants.

The Credit Facility also contains customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the Credit Facility and cross-default provisions in the event Oncor or any of its subsidiaries defaults on indebtedness in a principal amount in excess of

Exhibit 99.1
$100 million or receives judgments for the payment of money in excess of $100 million that are not discharged or stayed within 60 days.

CP Program

Oncor maintains the CP Program, under which it may issue unsecured CP Notes (with a maturity date not exceeding 397 days from the date of issue) on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. The proceeds of CP Notes issued under the CP Program are used for working capital and general corporate purposes. In November 2022, Oncor amended the CP Program to provide for, among other things, an extension of the maximum maturity date for CP Notes. As amended, the CP Program now provides that CP Notes may be issued with maturity dates not exceeding 397 days from the date of issuance. The CP Program obtains liquidity support from Oncor’s Credit Facility discussed above. Oncor may utilize either the CP Program or the Credit Facility at its option, to meet funding needs.

Exhibit 99.1
6. LONG-TERM DEBT

Oncor Holdings (parent) is prohibited in its limited liability company agreement from directly incurring indebtedness for borrowed money. Oncor’s long-term debt at December 31, 2022 consisted of fixed rate secured debt and variable rate unsecured debt. Oncor’s secured debt is secured equally and ratably by a first priority lien on certain transmission and distribution assets. See “Deed of Trust” below for additional information.

At December 31, 2022 and 2021, Oncor’s long-term debt consisted of the following:

	At December 31,
	2022	2021
Fixed Rate Secured:
4.10% Senior Notes, due June 1, 2022	$–	$400
7.00% Debentures due September 1, 2022	–	482
2.75% Senior Notes due June 1, 2024	500	500
2.95% Senior Notes due April 1, 2025	350	350
0.55% Senior Notes due October 1, 2025	450	450
3.86% Senior Notes, Series A, due December 3, 2025	174	174
3.86% Senior Notes, Series B, due January 14, 2026	38	38
3.70% Senior Notes due November 15, 2028	650	650
5.75% Senior Notes due March 15, 2029	318	318
2.75% Senior Notes due May 15, 2030	700	700
7.00% Senior Notes due May 1, 2032	494	494
4.15% Senior Notes due June 1, 2032	400	-
4.55% Senior Notes due September 15, 2032	700	-
7.25% Senior Notes due January 15, 2033	323	323
7.50% Senior Notes due September 1, 2038	300	300
5.25% Senior Notes due September 30, 2040	475	475
4.55% Senior Notes due December 1, 2041	400	400
5.30% Senior Notes due June 1, 2042	348	348
3.75% Senior Notes due April 1, 2045	550	550
3.80% Senior Notes due September 30, 2047	325	325
4.10% Senior Notes due November 15, 2048	450	450
3.80% Senior Notes, due June 1, 2049	500	500
3.10% Senior Notes, due September 15, 2049	700	700
3.70% Senior Notes due May 15, 2050	400	400
2.70% Senior Notes due November 15, 2051	500	500
4.60% Senior Notes due June 1, 2052	400	–
4.95% Senior Notes due September 15, 2052	500	–
5.35% Senior Notes due October 1, 2052	300	300
Fixed rate secured long-term debt	11,245	10,127
Variable Rate Unsecured:
Term loan credit agreement due August 30, 2023	100	–
Variable rate unsecured long-term debt	100	–
Total long-term debt	11,345	10,127
Unamortized discount and debt issuance costs	(117)	(95)
Less amount due currently	(100)	(882)
Long-term debt, less amounts due currently	$11,128	$9,150

Exhibit 99.1

Deed of Trust

Oncor’s long-term secured debt is secured equally and ratably by a first priority lien on all property acquired or constructed by Oncor for use in its electricity transmission and distribution business, subject to certain exceptions. The property is mortgaged under the Deed of Trust. The Deed of Trust permits Oncor to secure indebtedness with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent.

Long-Term Debt-Related Activities in 2022

January 2022 Term Loan Credit Agreement

On January 28, 2022, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $1.30 billion (January 2022 Term Loan Credit Agreement). The January 2022 Term Loan Credit Agreement had a maturity date of April 29, 2023. Oncor borrowed $400 million on January 28, 2022, $600 million on February 28, 2022 (February 2022 borrowing), $185 million on March 28, 2022, and $115 million on April 28, 2022 under the January 2022 Term Loan Credit Agreement. The proceeds from each borrowing were used for general corporate purposes, including to repay outstanding CP Notes and, in the case of the February 2022 borrowing, to redeem in full the $400 million aggregate principal amount outstanding of Oncor’s 4.10% senior secured notes due June 1, 2022 (2022 Notes), plus accrued and unpaid interest on the 2022 Notes. On each of May 20, 2022 and September 9, 2022, Oncor repaid $650 million of the aggregate principal amount outstanding under the January 2022 Term Loan Credit Agreement. Following the repayment on September 9, 2022, no borrowings remained outstanding and the January 2022 Term Loan Credit Agreement was no longer in effect.

Loans under the January 2022 Term Loan Credit Agreement bore interest, at Oncor’s option, at either (i) an adjusted term SOFR (calculated based on one-month term SOFR as of a specified date, plus the SOFR Adjustment) plus a spread of 0.575%, (ii) an adjusted daily simple SOFR (calculated based on daily simple SOFR as of a specified date, plus the SOFR Adjustment) plus a spread of 0.575%, or (iii) for any day, at a rate equal to the greatest of: (1) the prime rate publicly announced by the administrative agent on such date, (2) the federal funds effective rate on such date plus 0.50%, and (3) daily simple SOFR on such date, plus 1.0%.

July 2022 Term Loan Credit Agreement

On July 6, 2022, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $650 million (July 2022 Term Loan Credit Agreement). The July 2022 Term Loan Credit Agreement had a maturity date of August 30, 2023. On August 29, 2022, Oncor borrowed the entire $650 million aggregate principal amount available under the July 2022 Term Loan Credit Agreement. The proceeds from the borrowing were used for general corporate purposes, including to repay in full the $482 million principal amount outstanding of Oncor’s 7.00% Debentures due 2022 (the Debentures), plus accrued and unpaid interest on the Debentures. On September 9, 2022, Oncor repaid $550 million of the aggregate principal amount outstanding under the July 2022 Term Loan Credit Agreement. As a result of the repayment, the aggregate principal amount outstanding under the July 2022 Term Loan Credit Agreement at December 31, 2022 was $100 million.
Loans under the July 2022 Term Loan Credit Agreement bore interest, at Oncor’s option, at either (i) an adjusted term SOFR (calculated based on one-month term SOFR as of a specified date, plus the SOFR Adjustment) plus a spread of 0.60%, (ii) an adjusted daily simple SOFR (calculated based on daily simple SOFR as of a specified date, plus the SOFR Adjustment) plus a spread of 0.60%, or (iii) for any day, at a rate equal to the greatest of: (1) the prime rate publicly announced by the administrative agent on such date, (2) the federal funds effective rate on such date plus 0.50%, and (3) daily simple SOFR on such date, plus 1.0%.

Secured Debt Repayments
On March 1, 2022, Oncor redeemed in full the $400 million aggregate principal amount outstanding of Oncor’s 2022 Notes, which were to mature on June 1, 2022. The redemption price was equal to 100% of the principal amount of the 2022 Notes, plus accrued interest to, but not including, the redemption date of March 1, 2022. Following the redemption of the 2022 Notes, none of the 2022 Notes remain outstanding.
On September 1, 2022, Oncor repaid in full at maturity the $482 million aggregate principal amount outstanding of the Debentures, plus accrued and unpaid interest on the Debentures. Following the repayment of the Debentures, none of the Debentures remain outstanding.
May 2022 Notes Issuances

Exhibit 99.1
On May 20, 2022, Oncor issued $400 million aggregate principal amount of 4.15% senior secured notes due June 1, 2032 (4.15% 2032 Notes) and $400 million aggregate principal amount of 4.60% senior secured notes due June 1, 2052 (4.60% 2052 Notes).

Oncor intends to allocate/disburse the proceeds from the sale of the 4.15% 2032 Notes (net of the discounts and fees to the initial purchasers and the estimated pro rata expenses related to the offering of the 4.15% 2032 Notes) of approximately $395 million, or an amount equal to the net proceeds from the sale of the 4.15% 2032 Notes, to finance and/or refinance, in whole or in part, investments in or expenditures on one or more new and/or existing eligible green projects in accordance with Oncor’s sustainable financing framework. Eligible green projects include transmission and distribution projects connecting renewable energy sources to the ERCOT grid, customer energy efficiency programs, and deployment of automated metering infrastructure and smart grid technology. Prior to the allocation/disbursement of the full amount of the net proceeds from the sale of the 4.15% 2032 Notes, Oncor temporarily applied the entire amount of such net proceeds to repay a portion of the principal amount outstanding under the January 2022 Term Loan Credit Agreement. Oncor used the proceeds from the sale of the 4.60% 2052 Notes (net of the discounts and fees to the initial purchasers and the estimated pro rata expenses related to the offering of the 4.60% 2052 Notes) of approximately $392 million for general corporate purposes, including to repay $255 million of the principal amount outstanding under the January 2022 Term Loan Credit Agreement.

The 4.15% 2032 Notes bear interest at a rate of 4.15% per annum and mature on June 1, 2032. The 4.60% 2052 Notes bear interest at a rate of 4.60% per annum and mature on June 1, 2052. Interest on the 4.15% 2032 Notes and the 4.60% 2052 Notes is payable in cash semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2022. Prior to March 1, 2032, in the case of the 4.15% 2032 Notes and December 1, 2051 in the case of the 4.60% 2052 Notes, Oncor may redeem such notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after March 1, 2032 in the case of the 4.15% 2032 Notes and December 1, 2051 in the case of the 4.60% 2052 Notes, Oncor may redeem such notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest.

September 2022 Notes Issuances

On September 8, 2022, Oncor issued $700 million aggregate principal amount of 4.55% senior secured notes due September 15, 2032 (4.55% 2032 Notes) and $500 million aggregate principal amount of 4.95% senior secured notes due September 15, 2052 (4.95% 2052 Notes).

Oncor used the proceeds from the sale of the 4.55% 2032 Notes and the 4.95% 2052 Notes (net of the discounts, fees and expenses) of approximately $1.185 billion for general corporate purposes, including to repay the full $650 million of the principal amount outstanding under the January 2022 Term Loan Credit Agreement and a portion of the principal amount outstanding under the July 2022 Term Loan Credit Agreement.

The 4.55% 2032 Notes bear interest at a rate of 4.55% per annum and mature on September 15, 2032. The 4.95% 2052 Notes bear interest at a rate of 4.95% per annum and mature on September 15, 2052. Interest on the 4.55% 2032 Notes and the 4.95% 2052 Notes is payable in cash semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2023. Prior to June 15, 2032, in the case of the 4.55% 2032 Notes and March 15, 2052 in the case of the 4.95% 2052 Notes, Oncor may redeem such notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after June 15, 2032 in the case of the 4.55% 2032 Notes and March 15, 2052 in the case of the 4.95% 2052 Notes, Oncor may redeem such notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such notes, plus accrued and unpaid interest.

Long-Term Debt-Related Activities in 2023

            On January 9, 2023, Oncor repaid the remaining $100 million principal amount outstanding under the July 2022 Term Loan Credit Agreement. Following the repayment on January 9, 2023, no borrowings remained outstanding and the July 2022 Term Loan Credit Agreement was no longer in effect.

On January 24, 2023, Oncor entered into an unsecured term loan credit agreement with a commitment equal to an aggregate principal amount of $625 million (January 2023 Term Loan Credit Agreement). The January 2023 Term Loan Credit Agreement has a maturity date of February 28, 2024. On January 27, 2023, Oncor borrowed $500 million and on February 27, 2023, Oncor borrowed the remaining $125 million under the January 2023 Term Loan Credit Agreement. As a result of the February 27, 2023 borrowing, no additional amount remains available for borrowing under the January 2023 Term Loan Credit Agreement. The proceeds from the borrowings were used for general corporate purposes, including repayment of outstanding CP Notes.

Exhibit 99.1
Loans under the January 2023 Term Loan Credit Agreement bear interest, at Oncor’s option, at either (i) an adjusted term SOFR (calculated based on term SOFR for a one-, three-, or six-month interest period, as selected by us, as of a specified date, plus the SOFR Adjustment) plus a spread of 0.85%, (ii) an adjusted daily simple SOFR (calculated based on daily simple SOFR as of a specified date, plus the SOFR Adjustment) plus a spread of 0.85%, or (iii) for any day, at a rate equal to the greatest of: (1) the prime rate quoted by The Wall Street Journal on such date, (2) the federal funds effective rate on such date, plus 0.50%, and (3) daily simple SOFR on such date, plus 1.0%.

Maturities

Oncor’s long-term debt maturities at December 31, 2022, are as follows:

Years	Amounts
2023	$100
2024	500
2025	974
2026	38
2027	-
Thereafter	9,733
Total	$11,345

Fair Value of Long-Term Debt

At December 31, 2022 and 2021, the estimated fair value of Oncor’s long-term debt (including current maturities) totaled $10.398 billion and $11.758 billion, respectively, and the carrying amount totaled $11.228 billion and $10.032 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

7.    COMMITMENTS AND CONTINGENCIES

Leases

General

A lease exists when a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As lessee, Oncor’s leased assets primarily consist of Oncor’s vehicle fleet and real estate leased for company offices and service centers. Oncor’s leases are accounted for as operating leases for GAAP purposes. At December 31, 2022 and 2021, Oncor had $5 million and $3 million, respectively, in GAAP operating leases that are treated as capital leases solely for rate-making purposes. Oncor generally recognizes operating lease costs on a straight-line basis over the lease term in operating expenses. Oncor is not a lessor to any material lease contracts.

As of the lease commencement date, Oncor recognizes a lease liability for Oncor’s obligation to make lease payments, which is initially measured at present value using Oncor’s incremental borrowing rate at the date of lease commencement, unless the rate implicit in the lease is readily determinable. Oncor determines its incremental borrowing rate based on the rate of interest that it would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. Oncor also records a ROU asset for its right to use the underlying asset, which is initially equal to the lease liability and adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs.

Some of Oncor’s lease agreements contain nonlease components, which represent items or activities that transfer a good or service. Oncor separates lease components from nonlease components, if any, for Oncor’s fleet vehicle and real estate leases for purposes of calculating the related lease liability and ROU asset.

Certain of Oncor’s leases include options to extend the lease terms for up to 20 years, while others include options to terminate early. Oncor’s lease liabilities and ROU assets are based on lease terms that may include such options to extend or terminate the lease when it is reasonably certain that Oncor will exercise that option.

Exhibit 99.1
Short-term Leases

Some of Oncor’s contracts are short-term leases, which have a lease term of 12 months or less at lease commencement. As allowed by GAAP, Oncor does not recognize a lease liability or ROU asset arising from short-term leases for all existing classes of underlying assets. Oncor recognizes short-term lease costs on a straight-line basis over the lease term.

Lease Obligations, Lease Costs and Other Supplemental Data

The following table presents GAAP operating lease related balance sheet information:

	At December 31,
	2022	2021
ROU assets:
Operating lease ROU and other assets (noncurrent)	$145	$146

Lease liabilities:
Operating lease and other current liabilities	$38	$37
Operating lease and other obligations (noncurrent)	131	133
Total operating lease liabilities	$169	$170

Weighted-average remaining lease term (in years)	6	7
Weighted-average discount rate	2.6%	2.5%
The following table presents costs related to lease activities:

	Years Ended December 31,
	2022	2021	2020
Operating lease costs (including amounts allocated to property, plant and equipment)	$52	$51	$42
Short-term lease costs	9	11	10
Total operating lease costs	$61	$62	$52

The following table presents lease related cash flows and other information:

	Years Ended December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of operating lease liabilities	$49	$40	$35

ROU assets obtained in exchange for operating lease obligations (noncash)	$42	$52	$72

Exhibit 99.1
The following table presents the maturity analysis of Oncor’s operating lease liabilities and reconciliation to the present value of lease liabilities:

Years	Amounts
2023	$42
2024	33
2025	24
2026	16
2027	12
Thereafter	53
Total undiscounted lease payments	180
Less imputed interest	(11)
Total operating lease obligations	$169

Capital Expenditures

As part of the Sempra Acquisition, Oncor committed to make minimum aggregate capital expenditures equal to at least $7.5 billion from January 1, 2018 to December 31, 2022. Oncor’s actual capital expenditures from January 1, 2018 to December 31, 2022 totaled $11.9 billion.

Sales and Use Tax Audits

Oncor is subject to sales and use tax audits in the normal course of business. Currently, the Texas State Comptroller’s office is conducting sales and use tax audits for audit periods January 2010 through June 2013, July 2013 through December 2017, and January 2018 through December 2022, respectively. No audit reports have been issued for these audits. While the outcome is uncertain, based on Oncor’s analysis, Oncor does not expect the ultimate resolution of these audits will have a material adverse effect on Oncor’s financial position, results of operations, or cash flows.

Energy Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand and consumption efficiencies to satisfy ongoing regulatory requirements. The requirement for the year 2023 is $52 million, which is recoverable through EECRF rates.

Legal/Regulatory Proceedings
In May 2022, Oncor filed a base rate review with the PUCT and the cities in Oncor’s service territory that have retained original jurisdiction over rates. In addition, in February 2023, Oncor filed an application with the PUCT requesting that it grant certain exceptions to the DCRF filing application requirements, including extending the filing deadline. See Note 2 above for additional information regarding these proceedings. Oncor is also involved in other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon Oncor’s financial position, results of operations, or cash flows.

Labor Contracts

At December 31, 2022, approximately 17% of Oncor’s full time employees were represented by a labor union and covered by a collective bargaining agreement that expires in October 2026.
Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and
•the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor may be asserted to be a potential responsible party.

Exhibit 99.1

Oncor has not identified any significant potential environmental liabilities at this time.

8. MEMBERSHIP INTERESTS - ONCOR HOLDINGS

Contributions

On February 13, 2023, Oncor Holdings received cash capital contributions from its member totaling $85 million. During 2022, Oncor Holdings received the following cash capital contributions from its member, each of which it subsequently contributed to Oncor.

Receipt Dates	Amounts
February 17, 2022	$85
April 26, 2022	$85
July 26, 2022	$85
October 24, 2022	$85

Distributions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors or a majority of the Disinterested Directors, can withhold distributions (other than contractual tax payments) to the extent they determine that it is necessary to retain such amounts to meet the company’s expected future requirements.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including any finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

The Sempra Order and the limited liability company agreement for Oncor sets forth various restrictions on distributions to members. Among those restrictions is the commitment that Oncor will make no distributions (other than contractual tax payments) to its members that would cause Oncor to exceed the PUCT’s authorized debt-to-equity ratio. Oncor’s current authorized regulatory capital structure is 57.5% debt to 42.5% equity. The distribution restrictions also include the ability of a majority of Oncor’s Disinterested Directors, or either of the two member directors designated by Texas Transmission, to limit distributions to the extent each determines it is necessary to meet expected future requirements of Oncor (including continuing compliance with the PUCT debt-to-equity ratio commitment). At December 31, 2022, Oncor’s regulatory capitalization was 53.5% debt to 46.5% equity, and as a result Oncor had $1.479 billion available to distribute to its members.

On February 14, 2023, our board of directors declared a cash distribution of $85 million, which was paid to our member on February 15, 2023. During 2022, our board of directors declared, and we paid, the following cash distributions to our member:

Declaration Dates	Payment Dates	Amounts
February 18, 2022	February 18, 2022	$85
April 27, 2022	April 28, 2022	$85
July 27, 2022	July 28, 2022	$85
October 25, 2022	October 26, 2022	$85

Exhibit 99.1

Accumulated Other Comprehensive Income (Loss) (AOCI) - Oncor Holdings

The following table presents the changes to AOCI attributable to Oncor Holdings for the years ended December 31, 2022, 2021 and 2020 net of tax:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2019	$(15)	$(77)	$(92)
Defined benefit pension plans	–	6	6
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	(16)	–	(16)
Balance at December 31, 2020	$(31)	$(71)	$(102)
Defined benefit pension plans	–	9	9
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	–	2
Balance at December 31, 2021	$(29)	$(62)	$(91)
Defined benefit pension plans	–	(18)	(18)
Cash flow hedge amounts reclassified from AOCI and reported in interest expense and related charges	2	–	2
Balance at December 31, 2022	$(27)	$(80)	$(107)

9.     NONCONTROLLING INTERESTS

At December 31, 2022 and 2021, Oncor’s ownership was 80.25% held by us and 19.75% held by Texas Transmission. The book value of the noncontrolling interests exceeds its ownership percentage due to the portion of Oncor’s deferred taxes not attributable to the noncontrolling interests.

Contributions from Noncontrolling Interests

On February 13, 2023, Oncor received cash capital contributions from Texas Transmission totaling $21 million. During 2022, Oncor received the following cash capital contributions from Texas Transmission.

Receipt Dates	Amounts
February 17, 2022	$21
April 26, 2022	$21
July 26, 2022	$21
October 24, 2022	$21

Exhibit 99.1

Distributions to Noncontrolling Interests

On February 14, 2023, Oncor’s board of directors declared a cash distribution of $21 million, which was paid to Texas Transmission on February 15, 2023. During 2022, Oncor’s board of directors declared, and Oncor paid, the following cash distributions to Texas Transmission:

Declaration Dates	Payment Dates	Amounts
February 18, 2022	February 18, 2022	$21
April 27, 2022	April 28, 2022	$21
July 27, 2022	July 28, 2022	$21
October 25, 2022	October 26, 2022	$21

10.    EMPLOYEE BENEFIT PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for Oncor’s recovery of pension and OPEB costs applicable to services of its active and retired employees, as well as services of certain EFH Corp./Vistra active and retired employees for periods prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, in 2005, Oncor entered into an agreement with a predecessor of EFH Corp. whereby it assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. Oncor subsequently entered into agreements with EFH Corp. and a Vistra affiliate regarding provision of these benefits. Pursuant to the agreement with the Vistra affiliate, Oncor sponsors an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former Oncor, EFH Corp. and Vistra employees for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “OPEB Plans” below for more information.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2022 and 2021, Oncor had recorded net regulatory assets totaling $346 million and $581 million, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Oncor also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to Oncor’s regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service are not recoverable through rates.

Pension Plans

Oncor sponsors the Oncor Retirement Plan and also has liabilities related to the Vistra Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. The weighted-average interest crediting rate assumption for the Cash Balance Formula was 3.0% for 2022. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is Oncor’s policy to fund its plans on a current basis to the extent required under existing federal tax and ERISA regulations.

Oncor also has the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

Exhibit 99.1
At December 31, 2022, the pension plans’ projected benefit obligation included a net actuarial gain of $662 million for 2022 attributable primarily to an increase in the discount rate due to changes in the corporate bond markets, partially offset by losses associated with economic assumption updates and plan experience different than expected.

OPEB Plans

Oncor currently sponsors two OPEB Plans. One plan covers Oncor’s eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, Oncor established a second plan to cover eligible retirees of Oncor and EFH Corp./Vistra whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees.

Oncor’s contribution policy for the OPEB Plans is to place in irrevocable external trusts dedicated to the payment of OPEB expenses an amount at least equal to the OPEB expense recovered in rates.

At December 31, 2022, the OPEB Plans’ projected benefit obligation included a net actuarial gain of $190 million for 2022 attributable primarily to an increase in the discount rate due to changes in the corporate bond markets.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to Oncor’s obligations with respect to the various plans based on actuarial computations and reflect Oncor’s employee and retiree demographics as described above.

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Exhibit 99.1
Detailed Information Regarding Pension and OPEB Benefits

The following pension plans and OPEB Plans information is based on December 31, 2022, 2021 and 2020 measurement dates:

	Pension Plans			OPEB Plans
	Years Ended December 31,			Years Ended December 31,
	2022	2021	2020	2022	2021	2020
Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	2.75%	2.40%	3.13%	2.91%	2.58%	3.29%
Expected return on plan assets	4.70%	4.35%	4.94%	5.61%	5.24%	5.90%
Rate of compensation increase	4.98%	4.80%	4.64%	–	–	–

Components of Net Pension and OPEB Costs:
Service cost	$31	$33	$29	$4	$5	$6
Interest cost (a)	90	84	103	25	26	32
Expected return on assets (a)	(104)	(99)	(109)	(8)	(7)	(8)
Amortization of prior service credit (a)	–	–	–	–	(17)	(20)
Amortization of net loss (gain) (a)	32	52	48	(1)	18	10
Curtailment credit (a)	–	–	–	–	–	(1)
Net pension and OPEB costs	49	70	71	20	25	19
Net adjustments (b)	(6)	(25)	(24)	11	6	11
Net pension and OPEB costs recognized as operation and maintenance expense or other deductions	$43	$45	$47	$31	$31	$30

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Curtailment	$–	$–	$–	$–	$–	2
Net loss (gain)	50	(164)	61	(157)	(142)	14
Amortization of net gain (loss)	(32)	(52)	(48)	1	(18)	(10)
Amortization of prior service credit	–	–	–	–	17	20
Total recognized as regulatory assets or other comprehensive income	18	(216)	13	(156)	(143)	26
Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$61	$(171)	$60	$(125)	$(112)	$56

Exhibit 99.1
____________
(a)The components of net costs other than service cost component are recorded in “Other deductions and (income) – net” in Statements of Consolidated Income.
(b)Net adjustments include amounts principally deferred as property, regulatory asset or regulatory liability.

	Pension Plans			OPEB Plans
	Years Ended December 31,			Years Ended December 31,
	2022	2021	2020	2022	2021	2020
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	4.94%	2.75%	2.40%	5.19%	2.91%	2.58%
Rate of compensation increase	5.34%	4.98%	4.80%	-	-	-

	Pension Plans			OPEB Plans
	Years Ended December 31,			Years Ended December 31,
	2022	2021	2020	2022	2021	2020
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,358	$3,596	$3,400	$861	$1,013	$999
Service cost	31	33	29	4	5	6
Interest cost	90	84	103	25	26	32
Participant contributions	–	–	–	19	19	18
Actuarial loss (gain)	(662)	(95)	302	(190)	(136)	20
Benefits paid	(169)	(171)	(165)	(55)	(66)	(63)
Curtailment	–	–	–	–	–	1
Settlements	(81)	(89)	(73)	–	–	–
Projected benefit obligation at end of year	$2,567	$3,358	$3,596	$664	$861	$1,013
Accumulated benefit obligation at end of year	$2,452	$3,199	$3,433	$–	$–	$–

Change in Plan Assets:
Fair value of assets at beginning of year	$2,669	$2,740	$2,494	$146	$145	$141
Actual return (loss) on assets	(608)	168	350	(25)	13	14
Employer contributions	6	21	134	35	35	35
Participant contributions	–	–	–	19	19	18
Benefits paid	(169)	(171)	(165)	(55)	(66)	(63)
Settlements	(81)	(89)	(73)	–	–	–
Fair value of assets at end of year	$1,817	$2,669	$2,740	$120	$146	$145

Funded Status:
Projected benefit obligation at end of year	$(2,567)	$(3,358)	$(3,596)	$(664)	$(861)	$(1,013)
Fair value of assets at end of year	1,817	2,669	2,740	120	146	145
Funded status at end of year	$(750)	$(689)	$(856)	$(544)	$(715)	$(868)

Exhibit 99.1

	Pension Plans		OPEB Plans
	At December 31,		At December 31,
	2022	2021	2022	2021
Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(5)	$(5)	$(16)	$(12)
Other noncurrent liabilities	(764)	(705)	(528)	(703)
Net liabilities recognized	$(769)	$(710)	$(544)	$(715)
Assets:
Other noncurrent assets	$19	$21	$–	$–
Net regulatory assets recognized	337	355	(180)	(27)
Net assets recognized	$356	$376	$(180)	$(27)
Accumulated other comprehensive net loss	$129	$93	$–	$3

The following table provides information regarding the assumed health care cost trend rates.

	Years Ended December 31,
	2022	2021	2020
Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	7.40%	6.70%	6.90%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2032	2029	2029

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	8.30%	7.50%	7.80%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2032	2031	2030

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2022	2021
Pension Plans with PBO and ABO in Excess of Plan Assets (a):
Projected benefit obligations	$2,567	$3,358
Accumulated benefit obligations	$2,452	$3,199
Plan assets	$1,817	$2,669
_________
(a)PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan are included. Oncor’s obligations with respect to the Vistra Retirement Plan are overfunded. As of December 31, 2022, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $140 million, $139 million and $159 million, respectively. As of December 31, 2021, PBO, ABO and the plan assets relating to Oncor’s obligations with respect to the Vistra Retirement Plan were $187 million, $185 million and $208 million, respectively.

Exhibit 99.1
The following table provides information regarding OPEB Plans with accumulated projected benefit obligations (APBO) in excess of the fair value of plan assets.

	At December 31,
	2022	2021
OPEB Plans with APBO in Excess of Plan Assets
Accumulated postretirement benefit obligations	$664	$861
Plan assets	$120	$146

Pension Plans and OPEB Plans Investment Strategy and Asset Allocations

Oncor’s investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S. Treasuries and agency securities and money market instruments. The investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists Oncor in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents 25% of total investments at December 31, 2022.

The target asset allocation ranges of the pension plans’ investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Non-recoverable
International equities	8% - 16%	5% - 11%
U.S. equities	17% - 25%	11% - 17%
Real estate	7% - 11%	3% - 7%
Credit strategies	3% - 7%	3% - 7%
Fixed income	48% - 58%	65% - 75%

    The investment objective for the OPEB Plans primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2022 provided below are consistent with the asset allocation targets.

Exhibit 99.1
Fair Value Measurement of Pension Plans’ Assets

At December 31, 2022 and 2021, pension plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$–	$20	$–	$20
Equity securities:
U.S.	35	3	–	38
International	67	–	–	67
Fixed income securities:
Corporate bonds (a)	–	543	–	543
U.S. Treasuries	–	41	–	41
Other (b)	–	41	–	41
Total assets in the fair value hierarchy	$102	$648	$–	$750
Total assets measured at NAV (c)				1,067
Total fair value of plan assets				$1,817

	At December 31, 2021
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$–	$9	$–	$9
Equity securities:
U.S.	65	1	–	66
International	138	1	–	139
Fixed income securities:
Corporate bonds (a)	–	879	–	879
U.S. Treasuries	–	55	–	55
Other (b)	–	50	–	50
Total assets in the fair value hierarchy	$203	$995	$–	$1,198
Total assets measured at NAV (c)				1,471
Total fair value of plan assets				$2,669
_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.
(c)    Fair value was measured using the NAV per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Exhibit 99.1
Fair Value Measurement of OPEB Plans’ Assets

At December 31, 2022 and 2021, the OPEB Plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$9	$–	$–	$9
Equity securities:
U.S.	13	–	–	13
International	11	–	–	11
Fixed income securities:
Corporate bonds (a)	–	28	–	28
U.S. Treasuries	–	2	–	2
Other (b)	15	2	–	17
Total assets in the fair value hierarchy	$48	$32	$–	$80
Total assets measured at NAV (c)				40
Total fair value of plan assets				$120

	At December 31, 2021
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$9	$–	$–	$9
Equity securities:
U.S.	16	–	–	16
International	17	–	–	17
Fixed income securities:
Corporate bonds (a)	–	37	–	37
U.S. Treasuries	–	2	–	2
Other (b)	16	2	–	18
Total assets in the fair value hierarchy	$58	$41	$–	$99
Total assets measured at NAV (c)				47
Total fair value of plan assets				$146
_____________
(a)    Substantially all corporate bonds are rated investment grade by Fitch, Moody’s or S&P.
(b)    Other consists primarily of diversified bond mutual funds.
(c)    Fair value was measured using the NAV per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Exhibit 99.1

Pension Plans		OPEB Plans
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return
International equity securities	7.83%	401(h) accounts	7.37%
U.S. equity securities	7.40%	Life insurance VEBA	6.95%
Real estate	4.80%	Union VEBA	6.95%
Credit strategies	7.00%	Non-union VEBA	3.30%
Fixed income securities	5.17%	Shared retiree VEBA	3.30%
Weighted average (a)	6.05%	Weighted average	6.94%
_____________
(a)    The 2023 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 5.83%, and for Oncor’s obligations with respect to the Vistra Retirement Plan is 6.47%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. Oncor seeks to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While Oncor recognizes the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor Retirement Plan at December 31, 2022, we selected the assumed discount rate using the Aon AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2022 consisted of 1,138 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For Oncor’s obligations with respect to the Vistra Retirement Plan and the OPEB Plans at December 31, 2022, we selected the assumed discount rate using the Aon AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2022 consisted of 504 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Future Pension Plans and OPEB Plans Cash Contributions

Based on applicable minimum funding requirements and the latest actuarial projections, Oncor’s future funding for the pension plans and the OPEB Plans, is expected to total $5 million and $22 million, respectively, in 2023 and approximately $356 million and $126 million, respectively, in the five-year period 2023 to 2027. Oncor may also elect to make additional discretionary contributions based on market and/or business conditions.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2023	2024	2025	2026	2027	2028-32
Pension plans	$176	$180	$184	$186	$186	$925
OPEB Plans	$45	$47	$48	$48	$49	$242

Thrift Plan

Oncor’s employees are eligible to participate in a qualified savings plan, the Oncor Thrift Plan, which is a participant-directed defined contribution plan subject to the provisions of ERISA and intended to qualify under Section 401(a) of the Code, and to meet the requirements of Code Sections 401(k) and 401(m). Under the plan, Oncor’s employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash

Exhibit 99.1
Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Oncor Thrift Plan totaled $26 million, $24 million and $23 million for the years ended December 31, 2022, 2021 and 2020, respectively.

11. RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters.

•We are a member of Sempra’s federal consolidated tax group and therefore Sempra’s federal consolidated income tax return includes our results. Included in our results as reported in Sempra’s federal consolidated tax return is our portion of Oncor’s taxable income. Under the terms of a tax sharing agreement, we are obligated to make payments to STH in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. Also under the terms of the tax sharing agreement, Oncor makes similar payments to Texas Transmission, pro rata in accordance with its respective membership interest in Oncor, in an aggregate amount that is substantially equal to the amount of federal income taxes that Oncor would have been required to pay if it were filing its own corporate income tax return. STH also includes Oncor’s results in its combined Texas state margin tax return, and consistent with the tax sharing agreement, Oncor remits to STH Texas margin tax payments, which are accounted for as income taxes and calculated as if Oncor was filing its own return. See discussion in Note 1 to Financial Statements under “Income Taxes.”

Amounts payable to (receivable from) STH related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31,
	2022	2021
Federal income taxes payable (receivable)	$14	$(5)
Texas margin tax payable	27	24
Net payable	$41	$19

Cash payments made to Sempra related to income taxes consisted of the following:

	Years Ended December 31,
	2022	2021	2020
Federal income taxes	$79	$49	$70
Texas margin taxes	24	23	22
Total payments	$103	$72	$92

•Pursuant to the PUCT order in Docket No. 48929, relating to Oncor’s 2019 acquisition of InfraREIT, Inc., Oncor entered into an operation agreement with Sharyland under which Oncor provides certain operations services to Sharyland at cost with no markup or profit. Sempra owns an indirect 50% interest in the parent of Sharyland. Sharyland provided wholesale transmission service to Oncor in the amount of $11 million, $10 million and $13 million in the years ended December 31, 2022, 2021 and 2020, respectively. Oncor provided substation monitoring and switching service to Sharyland in the amount of $639,000, $592,000 and $629,000 in the years ended December 31, 2022, 2021 and 2020, respectively.
•Oncor paid Sempra $103,000, $116,000 and $119,000 for the years ended December 31, 2022, 2021 and 2020, respectively, for tax consulting and related services.

See Notes 1, 4 and 8 for information regarding the tax sharing agreement and distributions to our member.

Exhibit 99.1
12. SUPPLEMENTARY FINANCIAL INFORMATION

Other Deductions and (Income)

	Years Ended December 31,
	2022	2021	2020
Professional fees	$7	$9	$6
Recoverable Pension and OPEB - non-service costs	56	54	55
Non-recoverable pension and OPEB	2	3	4
Gain on sale of non-utility property	(12)	(1)	–
AFUDC – equity income	(36)	(27)	(29)
Interest and investment loss (income) – net	2	(8)	(4)
Other	1	1	1
Total other deductions and (income) - net	$20	$31	$33

Interest Expense and Related Charges

	Years Ended December 31,
	2022	2021	2020
Interest	$453	$415	$413
Amortization of discount, premium and debt issuance costs	10	11	11
Less AFUDC – capitalized interest portion	(18)	(13)	(19)
Total interest expense and related charges	$445	$413	$405

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2022	2021
Gross trade accounts and other receivables	$897	$750
Allowance for uncollectible accounts	(13)	(12)
Trade accounts receivable – net	$884	$738

REP subsidiaries of Oncor’s two largest customers collectively represented 23% and 20%, respectively, of the trade accounts receivable balance at December 31, 2022 and 22% and 21%, respectively, at December 31, 2021. No other customers represented 10% or more of the total trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset.

Exhibit 99.1
Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2022	2021
Assets related to employee benefit plans	$123	$133
Non-utility property – land	12	20
Other	2	2
Total investments and other property	$137	$155

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2022 and 2021, the face amount of these policies totaled $175 million and $198 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $94 million and $99 million at December 31, 2022 and 2021, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Average Life of Depreciable Plant at December 31, 2022	2022	2021
Assets in service:
Distribution	2.5% / 39.6 years	$17,226	$15,994
Transmission	2.9% / 34.4 years	13,874	13,075
Other assets	5.9% / 17.0 years	2,156	1,960
Total		33,256	31,029
Less accumulated depreciation		9,054	8,659
Net of accumulated depreciation		24,202	22,370
Construction work in progress		953	557
Held for future use		48	27
Property, plant and equipment – net		$25,203	$22,954

Exhibit 99.1

Depreciation expense as a percent of average depreciable property approximated 2.7% for each of the years ended December 31, 2022 and 2021.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2022			At December 31, 2021
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$662	$122	$540	$641	$117	$524
Capitalized software	1,183	441	742	1,066	451	615
Total	$1,845	$563	$1,282	$1,707	$568	$1,139

Aggregate amortization expense for intangible assets totaled $76 million, $50 million and $62 million for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the weighted average remaining useful lives of capitalized land easements and software were 83 years and 9 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Years	Amortization Expenses
2023	$86
2024	$85
2025	$85
2026	$85
2027	$85

Goodwill totaling $4.628 billion was reported on our balance sheet at both December 31, 2022 and 2021, respectively. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Operating Lease and Other Obligations

Operating lease and other obligations reported on our balance sheet consisted of the following:

	At December 31,
	2022	2021
Liabilities related to tax sharing agreement with noncontrolling interests (Notes 1 and 4)	$77	$92
Operating lease liabilities (Notes 1 and 7)	131	133
Investment tax credits	3	4
Customer advances for construction – noncurrent	71	30
Other	70	64
Total operating lease and other obligations	$352	$323

Exhibit 99.1

Supplemental Cash Flow Information

	Years Ended December 31,
	2022	2021	2020
Cash payments related to:
Interest	$441	$409	$406
Less capitalized interest	(18)	(13)	(19)
Interest payments (net of amounts capitalized)	$423	$396	$387

Income taxes (a):
Federal	$99	$61	$87
State	24	23	22
Total payments of income taxes	$123	$84	$109

Noncash investing and financing activities:
Construction expenditures financed through accounts payable (investing) (b)	$305	$254	$254
Transfer of title to assets constructed for and prepaid by LP&L (investing)	$–	$150	$–
Debt exchange offering (financing)	$–	$–	$300
______________
(a)See Note 4 and 11 for income tax related detail.
(b)Represents end-of-period accruals.

Exhibit 99.1

13. CONDENSED FINANCIAL INFORMATION

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
PARENT ONLY FINANCIAL INFORMATION
(dollars in millions)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2022	2021	2020
Income tax expense	$(13)	$(10)	$(9)
Equity in earnings of subsidiary	727	618	571
Net Income	714	608	562
Other comprehensive income (net of tax (benefit) expense of ($5), $1 and ($3))	(13)	9	(12)
Comprehensive income	$701	$617	$550

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021	2020
Cash provided by operating activities	$340	$673	$286
Cash used in financing activities – distributions paid to member	(340)	(673)	(286)
Net change in cash and cash equivalents	–	–	–
Cash and cash equivalents – beginning balance	–	–	–
Cash and cash equivalents – ending balance	$–	$–	$–

CONDENSED BALANCE SHEETS

	At December 31,
	2022	2021
ASSETS
Cash and cash equivalents	$–	$–
Investments – noncurrent	10,729	10,056
Accumulated deferred income taxes	150	138
Total assets	$10,879	$10,194
LIABILITIES AND MEMBERSHIP INTERESTS
Other noncurrent liabilities and deferred credits	$78	$91
Total liabilities	78	91
Membership interests	10,801	10,103
Total liabilities and membership interests	$10,879	$10,194

See Notes to Financial Statements.

Exhibit 99.1
ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (Parent Co.)
CONDENSED FINANCIAL INFORMATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

References herein to “we,” “our,” “us” and “the company” are to Oncor Holdings (Parent Co.) and/or its direct or indirect subsidiaries as apparent in the context.

The accompanying condensed balance sheets are presented at December 31, 2022 and 2021, and the accompanying condensed statements of income and cash flows are presented for the years ended December 31, 2022, 2021 and 2020. We are a Delaware limited liability company indirectly wholly owned by Sempra. As of December 31, 2022, we own 80.25% of the membership interests in Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the SEC. Because the condensed financial statements do not include all of the information and footnotes required by GAAP, they should be read in conjunction with the consolidated financial statements and Notes 1 through 13. Our interest in our subsidiary Oncor has been accounted for under the equity method in this condensed financial information. All dollar amounts in the financial statements are stated in millions of US dollars unless otherwise indicated.

Distribution Restrictions

While there are no direct restrictions on our ability to distribute our net income that are currently material, substantially all of our net income is derived from Oncor. Our board of directors and Oncor’s board of directors, which are each composed of a majority of Disinterested Directors, can withhold distributions to the extent such board determines that it is necessary to retain such amounts to meet our expected future requirements. In addition, we and Oncor cannot make distributions (except for contractual tax payments) of amounts to the extent a majority of the Disinterested Directors on the respective board determines that such amounts are necessary to meet expected future requirements of the company. At Oncor, either of the two directors designated to serve on the Oncor board of directors by Texas Transmission could also prevent Oncor from making distributions (other than contractual tax payments) to the extent such director determines it is in the best interests of Oncor to retain such amounts to meet expected future requirements, including continuing compliance with the debt-to-equity ratio established from time to time by the PUCT for rate-making purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding accumulated other comprehensive loss and the effects of acquisition accounting from a 2007 transaction.

Oncor’s distributions are limited by the requirement to maintain its regulatory capital structure at or below the debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. Oncor’s current authorized regulatory capital structure set by the PUCT is 57.5% debt to 42.5% equity. At December 31, 2022, Oncor’s regulatory capitalization was 53.5% debt to 46.5% equity.

During 2022, 2021 and 2020, Oncor’s board of directors declared, and Oncor paid to us the following cash distributions:

	Years Ended December 31,
	2022	2021	2020
	(dollars in millions)
Distributions received, subsequently paid as a distribution recognized as financing activities	$340	$673	$286
Total distributions from Oncor	$340	$673	$286